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                                                                      EXHIBIT 16

[CERPROBE LOGO]
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CERPROBE CORPORATION
1150 NORTH FIESTA BOULEVARD
GILBERT, ARIZONA 85233-2237

October 25, 2000

Dear Stockholder:

     I am pleased to inform you that Cerprobe Corporation has entered into a merger agreement with Kulicke and Soffa Industries, Inc., pursuant to which a wholly-owned subsidiary of Kulicke and Soffa has commenced a tender offer to purchase all of the outstanding shares of Cerprobe's common stock for $20.00 per share in cash. The tender offer is conditioned upon, among other things, at least a majority of Cerprobe's shares outstanding being tendered and not withdrawn and the receipt of required regulatory approvals. The tender offer will be followed by a merger in which each share of Cerprobe common stock not purchased in the tender offer will be converted into the right to receive $20.00 per share in cash.

     YOUR BOARD OF DIRECTORS HAS DETERMINED THAT THE TERMS OF THE KULICKE AND SOFFA OFFER AND THE MERGER ARE FAIR TO AND IN YOUR BEST INTEREST AS A CERPROBE STOCKHOLDER, AND RECOMMENDS THAT YOU ACCEPT THE KULICKE AND SOFFA OFFER AND TENDER YOUR SHARES OF CERPROBE COMMON STOCK PURSUANT TO THE OFFER.

     In arriving at its recommendation, your Board of Directors considered a number of factors, as described in the attached Schedule 14D-9, including the opinion of the Company's financial advisor, Banc of America Securities LLC, that, as of the date of such opinion and based on and subject to the matters stated in such opinion, the $20.00 in cash per share of Cerprobe common stock to be received by you as a Cerprobe common stockholder in the tender offer and the merger is fair from a financial point of view. A copy of such opinion setting forth the assumptions made, procedures followed, matters considered and limits on the review undertaken by Banc of America Securities LLC in rendering its opinion, can be found in Annex B to the Schedule 14D-9. You should read the opinion carefully and in its entirety.

     Enclosed are the Offer to Purchase, dated October 25, 2000, and Letter of Transmittal and related documents from the aforementioned wholly-owned subsidiary of Kulicke and Soffa. These documents set forth the terms and conditions of the tender offer. The Schedule 14D-9 describes in more detail the reasons for your Board's conclusions and contains other information relating to the tender offer. We urge you to consider this information carefully.

/s/ C. Zane Close

C. Zane Close
President and Chief Executive Officer